                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           Aames Financial Corporation
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    00253A309
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                EXPLANATORY NOTE

All shares of the Issuer's common stock reported herein as beneficially owned by each reporting person are held in an investment advisory capacity. Information in this Schedule 13G is provided solely for purposes of complying with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, and each reporting person disclaims beneficial ownership of shares of the Issuer's common stock for any other purpose. The number of shares of the Issuer's common stock reported herein as beneficially owned by each reporting person includes 483,600 shares of common stock issuable upon conversion of Series D Convertible Preferred Stock also held in an investment advisory capacity.

                                       13G

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Wells Fargo & Company
      Tax Identification No. 41-0449260
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [_]
                                                                         (b) [_]
-------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                     5  SOLE VOTING POWER
   NUMBER OF                1,874,047
                   -------------------------------------------------------------
     SHARES          6  SHARED VOTING POWER
  BENEFICIALLY              0
                   -------------------------------------------------------------
  OWNED BY EACH      7  SOLE DISPOSITIVE POWER
    REPORTING               1,880,432
                   -------------------------------------------------------------
   PERSON WITH       8  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,880,432 (1)
--------------------------------------------------------------------------------
 10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      Not applicable
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      24.6%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

      HC
--------------------------------------------------------------------------------


(1) Includes 483,600 shares of Issuer's common stock issuable upon conversion of Series D Convertible Preferred Stock.

                                       13G

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Wells Capital Management Incorporated
     Federal ID No. 95-3692822
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
                     5  SOLE VOTING POWER
   NUMBER OF                1,874,047
                   -------------------------------------------------------------
     SHARES          6  SHARED VOTING POWER
  BENEFICIALLY              0
                   -------------------------------------------------------------
  OWNED BY EACH      7  SOLE DISPOSITIVE POWER
    REPORTING               1,880,432
                   -------------------------------------------------------------
   PERSON WITH       8  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,880,432 (1)
--------------------------------------------------------------------------------
 10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     Not applicable
--------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     24.6%
--------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Aames Financial Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           350 South Grand Avenue
           Los Angeles, CA  90071-3459

Item 2(a)  Name of Person Filing:

           Wells Fargo & Company
           Wells Capital Management Incorporated

Item 2(b)  Address of Principal Business Office or, if None, Residence:

           1.  Wells Fargo & Company
               420 Montgomery Street
               San Francisco, CA  94104

           2.  Wells Capital Management Incorporated
               525 Market Street, 10th Floor
               San Francisco, CA 94104

Item 2(c)  Citizenship:

           1.  Wells Fargo & Company:  Delaware
           2.  Wells Capital Management Incorporated:  California

Item 2(d)  Title of Class of Securities:

           Common Stock, $0.001 par value

Item 2(e)  CUSIP Number:

           00253A309

Item 3     The person filing is a:

           1. Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)

           2. Wells Capital Management Incorporated: Registered Investment Advisor in accordance with Regulation 13d-1(b)(1)(ii)(E)

Item 4     Ownership:

           See 5-11 of each cover page. Information as of February 29, 2004.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           See Attachment A

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date:  March 10, 2004

WELLS FARGO & COMPANY

By: /s/  Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary

                                  ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

     Wells Capital Management Incorporated (1)

     (1) Classified as a registered investment advisor in accordance with Regulation 13d-1(b)(1)(ii)(E).

                                    AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo & Company on its own behalf and on behalf of Wells Capital Management Incorporated.

Dated: March 10, 2004

WELLS FARGO & COMPANY

By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary

WELLS CAPITAL MANAGEMENT INCORPORATED

By:  /s/ Monica Poon
         Monica Poon, Senior Vice President and
           Chief Compliance Officer